UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building, No. 1 Shangdi East Road,

Haidian District, Beijing 100085, People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

	By:	/S/ KELVIN WING KEE LAU
	Name:	Kelvin Wing Kee Lau
	Title:	Chief Financial Officer

Date: November 16, 2009

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

PERFECT WORLD ANNOUNCES SHAREHOLDER

RESOLUTIONS ADOPTED AT 2009 ANNUAL GENERAL

MEETING

Beijing China (November 14, 2009) - Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, announced shareholder resolutions adopted at its annual general meeting of shareholders held in Hong Kong today.

Perfect World’s shareholders adopted the following resolutions proposed by the Company:

1.

Amendment of Section 3.1 (a) of the amended and restated Share Incentive Plan of the Company by replacing it with the following paragraph: “Subject to the provisions of Article 8 and Section 3.1 (b), the maximum aggregate number of Shares[1] which may be issued pursuant to all Awards (including Incentive Share Options) is 44,645,000, or a lesser number of Shares determined by the Committee.”[2]

2.	Amendment of Section 5.2 (a) (ii) and (iii) of the amended and restated Share Incentive Plan of the Company by replacing it with the following paragraph: “(ii) Three months after the Participant’s termination of employment as an Employee other than for Disability or death; and (iii) One year after the date of the Participant’s termination of employment or service on account of Disability or death. Upon the Participant’s Disability or death, any Incentive Share Option exercisable at the Participant’s Disability or death may be exercised by the Participant’s legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant’s last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Share Option or dies intestate, by the person or persons entitled to receive the Incentive Share Option pursuant to the applicable laws of descent and distribution.”

3.	Ratification of the appointment of Mr. Han Zhang as an independent director of the Company;

4.	Ratification of the appointment of Mr. Daniel Dong Yang as an independent director of the Company;

5.	Ratification of the appointment of the Independent Auditor PricewaterhouseCoopers for the fiscal year 2008;

[1]	Each ADS represents five ordinary shares.
[2]

This amendment to the amended and restated Share Incentive Plan, or the Plan, effectively increases the number of Class B ordinary shares of the Company authorized for issuance under the Plan by 2,500,000.

6.	Appointment of the Independent Auditor PricewaterhouseCoopers for the fiscal year 2009;

7.	Amendment of Article 1 of the amended and restated Memorandum and Articles of Association of the Company by adding the following definition: “Designated Stock Exchange” means The Nasdaq Stock Market.

8.	Amendment of Article 111 of the amended and restated Memorandum and Articles of Association of the Company by replacing it with the following new article: “111. Subject to applicable law and rules of the Designated Stock Exchange: (1) The Board shall appoint an Auditor to audit the accounts of the Company and such Auditor shall hold office until the Board appoints another Auditor. Such Auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company. (2) A person, other than a retiring Auditor, shall not be capable of being appointed Auditor at a Board meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less than fourteen (14) days before the Board meeting and furthermore, the Company shall send a copy of any such notice to the retiring Auditor. (3) The Board may, at any Board meeting convened and held in accordance with these Articles, remove the Auditor at any time before the expiration of his term of office and shall at that meeting appoint another Auditor in his stead for the remainder of his term.”

9.	Inclusion of financial statements of fiscal year 2008 in the Company’s 2008 annual report; and

10.	To authorize each of the directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 9 as such director, in his absolute discretion, thinks fit.

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. The Company’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently introduce popular games that are designed to cater to changing customer preferences and market trends promptly. The Company’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals” and “Fantasy Zhu Xian;” and an online casual game: “Hot Dance Party.” While a substantial portion of the revenues are generated in China, the Company’s games have been licensed to leading game operators in a number of countries and regions in Asia, Europe and South America. The Company also generates revenues from game operation in North America. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “future,” “plans,” “believes” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.
Vivien Wang
Investor Relations Officer
Tel: +86-10-5885-1813
Fax: +86-10-5885-6899
Email: ir@pwrd.com
http://www.pwrd.com

Christensen Investor Relations
Kathy Li
Tel: +1-480-614-3036
Fax: +1-480-614-3033
Email: kli@christensenir.com

Roger Hu
Tel: +852-2117-0861
Fax: +852-2117-0869
Email: rhu@christensenir.com